EXHIBIT 99.2


                                                           ICICI Bank Limited
                                                           ICICI Towers
[Logo] ICICI Bank                                          Bandra Kurla Complex
                                                           Mumbai 400 051
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News Release                                                     April 26, 2001


         ICICI Bank Performance Review FY2001: Strong growth in Profits


The Board of Directors of ICICI Bank Limited (NYSE: IBN) at its meeting held in Mumbai today, approved the audited annual accounts of ICICI Bank for the financial year ended March 31, 2001 (FY2001). The Board also considered the audited US GAAP financial statements of ICICI Bank for FY2001. Pursuant to the amalgamation of Bank of Madura Limited with ICICI Bank effective March 10, 2001, the profit & loss account for FY2001 reflects standalone ICICI Bank figures till March 9, 2001 and those of the combined entity from March 10, 2001 and the balance sheet at March 31, 2001 reflects the combined entity. As a result, the financial statements for FY2001 are not strictly comparable with that for FY2000.

Indian GAAP Results: Profit growth driven by net interest income and fees

ICICI Bank recorded profit after tax (PAT) of Rs. 161.10 crore in FY2001, an increase of 53% from Rs. 105.30 crore in the previous year. The strong profit growth was driven by an increase of 118% in net interest income to Rs. 404 crore and a near doubling of core fee income to Rs. 171 crore in FY2001. PAT for the quarter ended March 31, 2001 was Rs. 50.40 crore, a growth of 53% from Rs. 32.94 crore in the corresponding quarter of the previous year.

While the interest income increased 46% to Rs. 1,242.13 crore in FY2001, interest expense increased only 26% to Rs. 837.67 crore in FY2001. As a result, net interest income registered a strong growth of 118% during FY2001 with net interest margin increasing from 2.46% in FY2000 to 3.55% in FY2001. The increase in margins was primarily due to the decline in cost of deposits as ICICI Bank was successful in raising significant amounts of stable and low-cost retail deposits during the year. The cost of deposits reduced from 8.72% in FY2000 to 7.77% in FY2001.

The operating expenses during the year increased 118% from Rs. 153.31 crore to Rs. 334.30 crore in FY2001. This growth was primarily due to the aggressive retail and technology initiatives of ICICI Bank including rapid expansion in ATM network, setting up of call centers, credit card business and consolidating technology infrastructure including data centers. The expenses in this respect increased substantially from Rs. 19.39 crore in FY2000 to Rs. 106.12 crore in FY2001. These investments are a part of a conscious strategy to provide a long-term sustainable competitive advantage to ICICI Bank in its business initiatives.


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                                                           ICICI Bank Limited
                                                           ICICI Towers
[Logo] ICICI Bank                                          Bandra Kurla Complex
                                                           Mumbai 400 051
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Dividend: 33% increase in dividend per share

The Directors have proposed an increase in dividend to Rs. 2.00 per equity share (face value of Rs. 10/- each) for FY2001 from Rs. 1.50 per equity share in FY2000. The proposed dividend is equivalent to Rs. 4.00 (US$ 0.085 based on the exchange rate on April 26, 2001) per American Depositary Share (each ADS represents two equity shares).

Business Review: Maintaining growth momentum

ICICI Bank has now emerged as the leading private sector bank in India. ICICI Bank registered robust business growth during FY2001 with total assets increasing 63% to Rs. 19,737 crore at March 31, 2001. Customer assets increased 114% during the year to Rs. 10,756 crore at March 31, 2001. This growth was driven by ICICI Bank's focus on building customer relationships, utilising technology to differentiate its services and improve delivery, and leveraging on the client relationships of its sponsor company, ICICI Limited. ICICI Bank continued its focus on maintaining high quality of business with 94% of incremental exposure being to clients rated "A" and above.

ICICI Bank's total deposits at March 31, 2001 were Rs. 16,378 crore, a growth of 66% during the year. The share of ICICI Bank in total deposits of the banking system improved from 1.14% to 1.44%. The period under review was marked by a powerful retail thrust resulting in retail deposits constituting 61% of total deposits compared to 31% at March 31, 2000. Savings deposits registered an impressive growth of over 250% during the year and were Rs. 1,881 crore at March 31, 2001.

The ratio of net non-performing assets (NPAs) to customer assets was 1.44% at March 31, 2001 compared to 1.14% at March 31, 2000. ICICI Bank has substantially increased its provisions towards NPAs resulting in an increase in the coverage ratio (ratio of provisions to gross NPAs) to 63% at March 31, 2001.

Multi-channel driven retail customer expansion

To efficiently distribute its products and services, ICICI Bank has developed multiple access channels comprising lean brick and mortar branches, ATMs, call centers and Internet banking. FY2001 saw a significant growth in the branch network (including extension counters) to 378, on account of the merger of Bank of Madura. In March 2001, ICICI Bank became the first Indian bank to cross the 500 ATM mark. The current network of 510 ATMs


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                                                           ICICI Bank Limited
                                                           ICICI Towers
[Logo] ICICI Bank                                          Bandra Kurla Complex
                                                           Mumbai 400 051
-------------------------------------------------------------------------------

is the largest in the country accounting for nearly 20% of all ATMs in the country. Customers can now access their ICICI Bank accounts over telephones in 17 cities. These investments in channel infrastructure have enabled ICICI Bank to achieve rapid growth in its retail business. During the year ICICI Bank added over 2.5 million customer accounts, taking the total number of accounts up from 0.65 million at March 31, 2000 to 3.2 million at March 31, 2001. A significant portion of this increase came from savings accounts which increased from 0.29 million to 1.66 million. NRI accounts also witnessed a strong growth and increased from 23,500 to 84,000. ICICI Bank's Internet banking customers increased 400% to 550,000 at March 31, 2001.

Capital Adequacy

ICICI Bank's total capital adequacy ratio was 11.57% at March 31, 2001, of which tier-1 capital accounting for 10.42%.

Results under US GAAP

ICICI Bank's net income declined marginally to Rs. 131 crore in FY2001 from Rs. 140 crore in FY2000. There have been systemic changes in the Indian securities market and there was a need for ICICI Bank to create a long-term and risk-free asset portfolio to match the maturity profile of its rapidly increasing longer-term retail liabilities. Accordingly, ICICI Bank has re-categorised a part of its trading assets as "Available for Sale" and "Held-to-maturity" securities at September 30, 2000, resulting in a negative mark-to-market impact of Rs. 46.60 crore under US GAAP accounts, from the re-categorisation. There was a significant decline in trading revenue in FY2001 which witnessed adverse market conditions compared to buoyant market environment in FY2000. The income from trading revenue (including mark-to-market impact of investment portfolio) and securities transactions decreased to Rs. 21.80 crore in FY2001 from Rs.
93.20 crore in FY2000. However, core business operations continued to register a strong growth during FY2001 with net interest income growing 125% and fee income growing 85%.

Annual General Meeting

The Board of Directors has convened the 7th Annual General Meeting of the shareholders of the Bank on Monday, June 11, 2001 in Vadodara. The Board has fixed the book closure dates from Wednesday, May 23, 2001 to Monday, June 11, 2001 (both days inclusive) for purpose of ascertaining the names of Members who would be entitled to the dividend, if declared, at the Annual General Meeting.


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                                                           ICICI Bank Limited
                                                           ICICI Towers
[Logo] ICICI Bank                                          Bandra Kurla Complex
                                                           Mumbai 400 051
-------------------------------------------------------------------------------

For further queries on results, contact:

     P. H. Ravikumar    - (91)-22-653 6500 or 653 6949
     G. Venkatakrishnan - (91)-22-653 8516 or 653 8529

For domestic investors' queries, contact:
     Bhashyam Seshan
     Phone:  (91)-22-653 8420 or 653 7460
     e-mail: bhashyams@icicibank.com

Note:  (a) Rs. = Indian Rupees              (b)  1 crore = 10 million


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Except for the historical information contained herein, statements in this
Release which contain words or phrases such as 'will', 'would', etc., and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to our ability to obtain statutory and regulatory approvals and to successfully implement our strategy, future levels of non-performing loans, our growth and expansion in business, the adequacy of our allowance for credit losses, technological implementation and changes, the actual growth in demand for banking products and services, investment income, cash flow projections, our exposure to market risks as well as other risks detailed in the reports filed by us with the United States Securities and Exchange Commission. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.


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